

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 24, 2008

Mr. Gilbert Burciaga
Chief Executive Officer
Providence Resources, Inc.
5300 Bee Caves Road, Bldg. 1, Ste 240
Austin, Texas 78746

> **Re: Providence Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 000-30377**

Dear Mr. Burciaga:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 3

Seismic Exploration – Val Verde County Leases, page 4

1.   Please expand your disclosure here and on page F-27 to explain the nature of an "I/O two recording system" to aid investor understanding.

Reports to Security Holders, page 8

2.   Please note the Commission's headquarters are now located at 100 F Street, N.E., Washington, D.C. 20549.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 19

3.   Please review the amounts disclosed under this heading in the first two paragraphs and modify the amounts identified, as appropriate. For example, we note you refer to current assets of $1,588,971 and total assets of $34,266,567 as of December 31, 2007. However, these amounts do not agree with the amounts shown on the consolidated balance sheets on page F-3 of $1,564,345 and $15,700,299.

Critical Accounting Polices, page 21

4.   You disclose under this heading that "In the notes to the audited consolidated financial statements for the Company for the year ended December 31, 2006, the Company's auditors discussed those accounting policies that are considered to be significant in determining the results of operations and financial position. The Company's auditors believe that their accounting principles conform to accounting principles generally accepted in the United States of America." Please tell us why you refer to the critical accounting policies in light of your auditor and not in light of the Company and the Company's management and modify your disclosure, as appropriate, or otherwise advise.

Report of Independent Registered Public Accounting Firm, page F-2

5.   Please tell us why the audit report addresses the Board of Directors in Vancouver, BC when your location of business is Austin, Texas.

6.   It does not appear all financial statements covered by the report have been
        identified in accordance with Rule 2-02(a)(4) of Regulation S-X. In this regard,
        we note no reference to the Comprehensive Loss statements included with the
        Consolidated Statements of Stockholders' Equity (Deficit). Further, we note in
        the first and third paragraph that an "s" appears to be missing when reference was
        made to the "year[s] then ended." Please modify the report as necessary to
        address these items.

Consolidated Balance Sheets, page F-3

7.   We note your classification of unproved properties as "Oil and gas leases –
        undeveloped." Please modify this description in order to avoid investor confusion
        to clearly indicate this balance pertains to unproved properties not yet subject to
        amortization. Refer to Appendix A to the AICPA Audit Guide for Oil and Gas
        Producing Entities for further guidance for entities reporting under the full cost
        method of accounting.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-12

Organization

8.   We note you have not generated significant revenues from your operations to-date
        and that you have characterized your company as a "development stage" entity.
        Since you are in an extractive industry, we believe you should modify the
        disclosures and labeling throughout your document to characterize the company
        as an "exploratory stage" entity, rather than a "development stage" entity. In this
        regard, we believe the term "development stage" has specific meaning within the
        extractive industry as an advanced oil and/or gas activity in which proved
        reserves have been determined.

Inventory, page F-13

9.   It appears the inventory you refer to under this heading (i.e. drilling rigs, parts and
        components) is no longer applicable to your financial statements at December 31,
        2007. Please modify your disclosure as necessary or otherwise advise.

Intangible Assets, page F-14

10.   We note you discuss your impairment analysis of property acquisition,
        exploration and development costs in terms of intangible assets. Please tell us
        why you believe these costs represent intangible assets or otherwise modify your
        discussion as appropriate. In this regard, we note you do not have a separate line

item for 'intangible assets' on your consolidated balance sheets, as required by paragraph 42 of FAS 142. Please also refer to FSP-FAS 142.

Stock-Based Compensation, page F-16

11. Please update your disclosure under this heading to explain how you account for stock-based compensation under FAS 123R, which became effective for you on January 1, 2006. In this regard, we note your disclosure that "At December 31, 2007, the Company has stock-based employee compensation plans and the Company accounts for those plans under the recognition and measurement principles of APB Opinion 25…" Please confirm, if true, that you accounted for any applicable stock-based compensation for the period beginning January 1, 2006 under FAS 123R or otherwise advise.

Note 3 – Property and Equipment, page F-18

12. It appears the Equipment you refer to under this heading (i.e. drilling and service rigs and equipment) and the table you present is no longer applicable to your financial statements at December 31, 2007. Please modify your disclosure and the referenced table, as necessary, or otherwise advise.

Note 8 – Convertible Debentures, page F-21

13. We note the principal and interest of the $250,000 debenture to Global Convertible Megatrend Ltd. was converted into shares of your common stock on June 13, 2007. Please tell us why you recorded compensation expense "to reflect the value of the shares issued upon conversion in excess of the debt and interest amounts" and not additional interest expense.

Note 9 – Related Party Transactions, page F-24

14. We note your statement that "During the years ended December 31, 2007 and 2006, the Company recognized consulting expense of $109,500 and $406,500 respectively. Of the 2007 charge, $16,000 relates to the deemed value of 100,000 shares of common stock issued to Ms. Coccaro. Of the 2006 charge, $360,000 relates to the deemed value of 300,000 shares of common stock." Please explain to us and disclose what you mean by the term "deemed value."

Note 10 – Stockholders' Equity Transactions, page F-24

15. We note your disclosure under this heading that you issued 1,450,000 shares of common stock for consulting and legal and your statement subsequent to this disclosure that the "Company recorded additional compensation expense of

$22,500 to reflect the value of the shares issued upon conversion in excess of the debt and interest amounts." Please tell us why you recorded additional compensation expense for values in excess of debt and interest given the shares were issued for consulting and legal services.

Note 14 – Acquisition of Providence Exploration, page F-27

16.   We note you acquired 100% control over Providence Exploration through acquisition of all of its outstanding member units on September 29, 2006 by issuing 20,000,000 common shares "with a deemed value of $16,000,000." Please tell us what you mean by 'deemed value' and whether you accounted for this transaction as a business combination under the guidance in FAS 141 or otherwise advise. In this regard, paragraph 13 of FAS 141 indicates that "All business combinations in the scope of this Statement shall be accounted for using the purchase method as described in this Statement and other pronouncements."

17.   We note the table you include on page F-25 provides a summary of the fixed assets you acquired as part of this acquisition, totaling $24,579,512, and your disclosure that you acquired Providence Exploration for a total deemed value of $16,000,000. Based on this information, please tell us how you determined the "excess of the deemed value of the shares and fair value of the assets acquired" totaling $14,389,838.

18.   We also note your statement that "At the time of the acquisition, there was an intercompany account balance of $9,189,364 for principal and interest of cash advances made by the Company to Providence Exploration prior to the acquisition." Please tell us how you accounted for this balance when you acquired Providence Exploration. In addition, please reconcile this amount to the total shown for 'Advances to Providence Exploration prior to acquisition' on your Consolidated Statements of Cash Flows within investing activities of $8,886,761.

19.   We note your disclosure on page F-27 that "Effective February 22, 2006, the Company entered into an agreement to purchase oil and gas leases in Val Verde County, Texas;" and that the "purchase price was $3,489,600." Please tell us and disclose the reason why "Harding Company paid the Company $192,480 related to the purchase."

Note 20 – Recent Accounting Pronouncements, page F-28

20.   Please review your discussion concerning recent accounting pronouncements to ensure they are accurate as of the date of the filing based upon the effective date of the new standard. In this regard, we note instances where you indicate you have adopted the standard, even though the standard has not yet become effective

or instances where you are considering the impact adoption will have on your company, even though the standard should already have been adopted based upon its effective date. For example, but without limitation, you state "The adoption of SFAS 141 (revised) did not have an impact on the Company's financial statements." However, FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Supplemental Oil and Gas Information – FAS69, page F-31

Capitalized Costs, page F-33

21.   Please reconcile the amount shown for net capitalized costs at December 31, 2007 totaling $31,996,677 with that shown on the Consolidated Balance Sheets totaling $14,115,585.

Costs Incurred, page F-34

22.   Please confirm, if true, that the cash you used to acquire property and equipment, totaling $6,069,257, per your Consolidated Statements of Cash Flows includes your total costs incurred per the table under this heading, totaling $5,729,696, or otherwise advise.

Controls and Procedures, page 23

23.   Please confirm, if true, that you inadvertently excluded your management's conclusion of the effectiveness of your disclosure controls and procedures as of December 31, 2007, as required by Item 307 of Regulation S-K, or otherwise advise. Please expand your disclosure to include the required disclosure under Item 307 of Regulation S-K.

Exhibit 31

24.   It appears you have inadvertently omitted the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). Please note this additional language became effective for your first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Please refer to Release No. 33-8618 and modify your certification, as necessary, to include this required language.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

25.   Where comments on one section within the Form 10-K above also relate to disclosure in the Form 10-Q, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Note 1 – Organization and Summary of Significant Accounting Policies, page 9

Intangible Assets, page 10

26.   We note your statement that "During fiscal 2008, the Company recorded impairment charges of $2,000,000 on the leases." Please expand your disclosure to explain the facts and circumstances that resulted in this additional impairment.

Note 4 – Long-term Notes Payable, page 14

27.   We note from your subsequent events footnote 21 in your Form 10-K for the fiscal year ended December 31, 2007 that you amended the maturity date and conversion price of the $500,000 note payable to Global Convertible Megatrend Ltd. on February 29, 2008. Please confirm that you properly considered the accounting guidance found in EITF 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*, and EITF 05-7, *Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues*, or otherwise advise. In this regard, please tell us and disclose whether these amended terms represent a substantial modification of terms that should be accounted for as an extinguishment. Please also address this comment in light of the amendments you made to the terms of the convertible promissory notes to Miller Energy LLC and Global Project Finance AG and the exchange of debt instruments to FAGEB AG and Global Convertible Megatrend Ltd.

Note 14 – Subsequent Events, page 21

28.   Please tell us whether you intend to file pro forma information for the disposition of the assets to Elm Ridge on July 31, 2008. Refer to Items 2.01 and 9.01 of Form 8-K.

Controls and Procedures, page 33

29.   Please modify your conclusion regarding the effectiveness of your disclosure
        controls and procedures to include the entire definition of such controls and
        procedures or make reference to the definition of such controls and procedures in
        Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement. In this
        regard, under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls
        and procedures also includes controls and procedures to ensure that information
        required to be disclosed by an issuer in the reports it submits under the Act are
        accumulated and communicated to the issuer's management, including its
        principal executive and financial officers.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief